SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 1 8 2005
DIVISION OF MARKET REGULATION

05039171

SECURITI ION
D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52388 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
D.F. Hadley & Co., Inc.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2321 Rosecrans Ave., Ste. 3255
(No. and Street)

El Segundo, (City) California (State) 90245 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Hadley (310) 643-7090
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2005
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, David Hadley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.F. Hadley & Co., Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA
County of LOS ANGELES
Subscribed and sworn (or affirmed) to before me this 24th day of JANUARY 2005

Kimberly Y. Yamada
Notary Public

D F Hadley
Signature

President
Title

KIMBERLY L. YAMADA
COMM. # 1409864
Notary Public-California
LOS ANGELES COUNTY
My Comm. Exp. April 8, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
D.F. Hadley & Co., Inc.

I have audited the accompanying statement of financial condition of D.F. Hadley & Co., Inc. (an S Corporation) as of December 31, 2004 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.F. Hadley & Co., Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 19, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

**D.F. Hadley & Co., Inc.**
**Statement of Financial Condition**
**December 31, 2004**

## Assets

| | |
|---|---|
| Cash | $ 18,545 |
| Accounts receivable | 9,445 |
| Notes receivable | 16,000 |
| Furniture and equipment, net of $27,203 accumulated depreciation | 42,384 |
| Prepaid income taxes | 2,700 |
| Prepaid expenses | 722 |
| Securities, not readily marketable | 6,660 |
| Deposits | 2,500 |
| **Total assets** | $ 98,956 |

## Liabilities & Stockholders' Equity

| | |
|---|---|
| **Liabilities** | |
| Accounts payable | $ 877 |
| Unearned rental income | 1,450 |
| Payable to officer | 1,354 |
| **Total liabilities** | 3,681 |
| **Stockholders' equity** | |
| Common stock, no par value, 10,000 share authorized 1,250 shares issued and outstanding | 1,250 |
| Additional paid-in capital | 58,322 |
| Retained earnings | 35,703 |
| **Total stockholders' equity** | 95,275 |
| **Total liabilities & stockholders' equity** | $ 98,956 |

*The accompanying notes are an integral part of these financial statements.*

**D.F. Hadley & Co., Inc.**
**Statement of Income**
**For the Year Ended December 31, 2004**

| | |
|---|---|
| **Revenues** | |
| Corporate fee income | $ 467,640 |
| Rental income | 8,214 |
| Interest income | 357 |
| Other income | 6,491 |
| **Total revenues** | 482,702 |
| **Expenses** | |
| Employee compensation and benefits | 259,483 |
| Communications | 13,528 |
| Occupancy and equipment rental | 33,531 |
| Interest | 241 |
| Taxes, other than income taxes | 20,864 |
| Other operating expenses | 106,279 |
| **Total expenses** | 433,926 |
| **Income (loss) before income taxes** | 48,776 |
| **Income tax provision** | 800 |
| **Net income (loss)** | $ 47,976 |

*The accompanying notes are an integral part of these financial statements.*

**D.F. Hadley & Co., Inc.**
**Statement of Changes in Stockholders' Equity**
**For the Year Ended December 31, 2004**

| | Common Stock | Additional Paid - In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at January 1, 2004 | $ 1,000 | $ 149,000 | $ 92,727 | $ 242,727 |
| Issuance of stock | 250 | 34,322 | – | 34,572 |
| Net income (loss) | – | – | 47,976 | 47,976 |
| Distributions | – | (125,000) | (105,000) | (230,000) |
| Balance at December 31, 2004 | $ 1,250 | $ 58,322 | $ 35,703 | $ 95,275 |

*The accompanying notes are an integral part of these financial statements.*

**D.F. Hadley & Co., Inc.**
**Statement of Cash Flow**
**For the Year Ended December 31, 2004**

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income (loss) | | $ 47,976 |
| Adjustments to reconcile to net income (loss) to net cash provided by (used in) operating activities | | |
| Depreciation | $ 9,578 | |
| Amortization | 200 | |
| (Increase) decrease: | | |
| Accounts receivable | 221,725 | |
| Prepaid income taxes | (2,700) | |
| Prepaid expenses | (722) | |
| (Decrease) increase: | | |
| Accounts payable | (18,319) | |
| Unearned rental income | 1,450 | |
| Income taxes payable | (2,635) | |
| Total adjustments | | 208,577 |
| **Net cash provided by (used in) operating activities** | | 256,553 |
| **Cash flows from investing activities:** | | |
| Purchase of equipment | (20,115) | |
| **Net cash provided by (used in) investing activities** | | (20,115) |
| **Cash flows from financing activities:** | | |
| Proceeds from collection on note receivable | 4,000 | |
| Repayment of loan from officer | (30,032) | |
| Distributions | (230,000) | |
| Issuance of new stock | 34,572 | |
| **Net cash provided by (used in) financing activities** | | (221,460) |
| **Net increase (decrease) in cash** | | 14,978 |
| **Cash at beginning of year** | | 3,567 |
| **Cash at end of year** | | $ 18,545 |

**Supplemental disclosure of cash flow information:**

| | |
|---|---|
| Income taxes paid | $ 6,135 |
| Interest paid | $ 241 |

*The accompanying notes are an integral part of these financial statements.*

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

D.F. Hadley & Co., Inc. (The "Company") was incorporated in California on August 18, 1999. In August 2000 the Company became a registered broker/dealer in securities under the Securities Exchange Act of 1934, as amended, to provide investment banking services and strategic consulting services. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

Corporate fee income generally consists of retainers that are paid after letters of agreement are signed for consulting and investment banking business, as well as success fees upon the closing of transactions in which the Company participated. In the year 2004 the Company earned substantially all of its corporate fee income from eleven (11) clients.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company recognizes its corporate fee income when earned, usually after completion of the assignment or upon invoicing of non-refundable retainers or fee payments, in accordance with written terms of its engagement agreements.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives ranging from five (5) to seven (7) in a manner consistent with Federal depreciation guidelines.

Intangible assets were being amortized on a straight-line basis over 60 months. Amortization expense for the year ended December 31, 2004 was $200.

Advertising costs are expensed as incurred.

The Company, with the consent of its stockholders, has elected to be an S Corporation and accordingly has its income taxed under Section 1362 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the stockholders are taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements.

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The State of California has similar regulations, although there exists a provision for a minimum Franchise tax and a tax rate of 1.5% over the minimum Franchise fee of $800.

The Company has elected to report the statement of changes in stockholders' equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

## Note 2: SECURITIES, NOT READILY MARKETABLE

These securities are unregistered stock valued at cost.

## Note 3: FURNITURE AND EQUIPMENT

The furniture and equipment are recorded at cost, and consisted of the following at year end.

| | | Depreciable Life Years |
|---|---|---|
| Furniture & fixtures | $ 20,854 | 7 |
| Machinery & equipment | 24,878 | 5 |
| Automobile | 23,855 | 5 |
| | 69,587 | |
| Less accumulated depreciation | (27,203) | |
| Net furniture and equipment | $ 42,384 | |

Depreciation expense for the year ended December 31, 2004 was $9,578.

## Note 4: INCOME TAX PROVISION

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided.

The tax provision for $800 represents the California Franchise minimum tax provision. Similar to the Federal Rules, the net income passes through to the stockholder so that both federal & state taxes are primarily paid on the individual level.

## Note 5: COMMITMENTS AND CONTINGENCIES

In December of 2004, the Company entered into a 24 month lease for office space. The lease commenced in February 2004. Future minimum lease expenses are as follows:

| Year Ending December 31, | | |
|---|---|---|
| 2005 | $ | 27,960 |
| 2006 | | 2,330 |
| Thereafter | | – |
| | $ | 30,290 |

Rent expense for the year ended December 31, 2004 was $30,017.

The Company subleases of portion of its office space on a month to month basis. For the year ended December 31, 2004, the Company recorded $8,214 in rental income.

## Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, The Financial Accounting Standards Board ("FASB) issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" (FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

In December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options.

**Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)**

FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

**Note 7: NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2004, the Company had net capital of $14,864, which was $9,864 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($3,681) to net capital was 0.25 to 1, which is less than the 15 to 1 maximum ratio allowed of a Broker/Dealer.

**Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS**

There is a $1 difference between the computation of net capital under net capital SEC rule 15c3-1 and the corresponding unaudited focus part IIA.

| | | |
|---|---|---|
| Net capital per unaudited schedule | | $ 14,865 |
| Adjustments: | | |
| Retained earnings | $ 20,034 | |
| Non-allowable assets | (20,034) | |
| Rounding | (1) | |
| Total adjustments | | (1) |
| Net capital per audited statements | | $ 14,864 |

**D.F. Hadley & Co., Inc.**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of December 31, 2004**

| | | |
|---|---|---|
| **Computation of net capital** | | |
| **Stockholders' equity** | | |
| Common stock | $ 1,250 | |
| Additional paid-in capital | 58,322 | |
| Retained earnings | 35,703 | |
| **Total stockholders' equity** | | $ 95,275 |
| **Less: Non–allowable assets** | | |
| Ineligible Accounts receivable | (9,445) | |
| Note receivable | (16,000) | |
| Furniture and equipment, net | (42,384) | |
| Investments, not readily available | (6,660) | |
| Prepaid income taxes | (2,700) | |
| Prepaid expenses | (722) | |
| Deposits | (2,500) | |
| **Net adjustments to stockholders' equity** | | (80,411) |
| **Net capital** | | 14,864 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirements | | |
| 6 2/3 percent of net aggregate indebtedness | $ 245 | |
| Minimum dollar net capital required | 5,000 | |
| Net capital required (greater of above) | | (5,000) |
| **Excess net capital** | | $ 9,864 |
| Ratio of aggregate indebtedness to net capital | 0.25:1 | |

There was a $1 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2004. See Note 8.

*See independent auditor's report.*

**D.F. Hadley & Co., Inc.**
**Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2004**

A computation of reserve requirements is not applicable to D.F. Hadley & Co., Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

*See independent auditor's report.*

## D.F. Hadley & Co., Inc.
## Schedule III - Information Relating to Possession or Control
## Requirements Under Rule 15c3-3
## As of December 31, 2004

Information relating to possession or control requirements is not applicable to D.F. Hadley & Co., Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

*See independent auditor's report.*

**D.F. Hadley & Co., Inc.**

**Supplementary Accountant's Report**

**on Internal Accounting Control**

**Report Pursuant to 17a-5**

**For the Year Ended December 31, 2004**

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
D.F. Hadley & Co., Inc.

In planning and performing my audit of the financial statements and supplemental schedules of D.F. Hadley & Co., Inc. for the year ended December 31, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by D.F. Hadley & Co., Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 19, 2005